TRINET GROUP, INC.

1100 San Leandro Blvd., Suite 400

San Leandro, CA 94577

March 24, 2014

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	TriNet Group, Inc.
Registration Statement on Form S-1
File No. 333-192465

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 26, 2014, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TriNet Group, Inc.

/s/ Gregory L. Hammond
Gregory L. Hammond Executive Vice President and
Chief Legal Officer

March 24, 2014

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Deutsche Bank Securities Inc.

As Representatives of the

      Several Underwriters

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

and

c/o Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

VIA EDGAR

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Re:	TriNet Group, Inc. - Registration Statement on
Form S-1, as amended File No. 333-192465

Acceleration Request

      Requested Date:     March 26, 2014

      Requested Time:    4:30 p.m. Eastern Time

March 24, 2014

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 13, 2014 and the date hereof, 8,239 copies of the Preliminary Prospectus of TriNet Group, Inc. (the “Registrant”) dated March 13, 2014 were distributed as follows by the underwriters:

•	4,134 copies to prospective underwriters/dealers;

•	4,036 copies to institutional and other investors; and

•	69 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time on March 26, 2014, or as soon thereafter as practicable.

[Signature Page Follows]

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
DEUTSCHE BANK SECURITIES LLC

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

By:	J.P. Morgan Securities LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan
Title: Executive Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Paul Wasinger
Name: Paul Wasinger
Title: Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Chris Cormier
Name: Chris Cormier
Title: Managing Director

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]